Exhibit 4.3

PERSONAL EMPLOYMENT AGREEMENT

THIS AGREEMENT (“Agreement”) is executed on March 15th, 2022 by and between MeaTech 3D Ltd. (Registration Number520041955 ) , an Israeli corporation whose principal place of business is 5 David Fikes St., Rehovot 7632805, Israel (“Company”), and Arik Kaufman Israeli ID 037336807, of 123 HaHadarim St., Even Yehuda 4051390, Israel (“Employee”).

WHEREAS Company wishes to employ Employee, and Employee agrees to be employed by Company subject to and in accordance with the terms and conditions hereinafter set forth; and

NOW, THEREFORE, in consideration of the mutual premises, covenants and undertakings contained herein, the parties hereto have hereby agreed as follows:

1.	Representations and Warranties

Employee represents and warrants to Company that he/she is free to be employed by the Company pursuant to the terms contained in this Agreement and there are no contracts, hindrances and/or restrictive covenants preventing full performance of the Employee’s duties and obligations hereunder.

2.	Term

Employee’s employment with Company shall commence as of January 24, 2021 (the “Commencement Date”) and shall continue until terminated in accordance with the provisions of Section 9 hereof (the “Term”).

3.	Position; Scope

3.1.	Company hereby agrees to employ Employee and Employee hereby agrees to be employed by Company in the position of CEO (the “Position”).

3.2.	The scope of employment of Employee shall be 90% of full-time employment.

3.3.	During Employee’s employment with Company, Employee shall have the authority, functions, duties and responsibilities, as from time to time may be stipulated by the Board of Directors or any other person designated from time to time by Company (“Direct Manager”), and shall report thereto.

3.4.	The Company’s standard working days and hours are 5 days per week between Sunday and Thursday, four days of 9 gross hours (including lunch and rest breaks) per day and one shortened day of 8 gross hours including breaks. The regular weekly rest day is Saturday. The working hours of the Employee shall be as required by the nature of the Employee’s position in the Company, including during overtime hours if required in order to fulfill the Employee’s obligations according to this Agreement.

3.5.	The Employee undertakes to report to the Company the actual working hours that will be performed by the Employee each month on a daily basis, in accordance with the applicable law.

4.	Employee’s Duties

Employee affirms and undertakes:

4.1.	To devote his/her entire working time, know-how, energy, expertise, talent, experience and best efforts to the business and affairs of the Company and to the performance of his/her duties with Company.

4.2.	To perform and discharge well and faithfully, with devotion, honesty and fidelity, his/her obligations pursuant to his/her Position and to carry out those functions, duties and responsibilities as shall be stipulated from time to time by the Direct Manager.

4.3.	To comply with all Company’s disciplinary regulations, work rules, policies, procedures and objectives, as may be determined by Company from time to time.

4.4.	Not to receive, at all times, whether during the Term and/or at any time thereafter, directly or indirectly, any payment, benefit and/or other consideration, from any third party in connection with his/her employment with Company, without the Company’s prior written authorization. In the event the Employee breaches this Sub-section, without derogating from any of the Company’s right by law or contract, such benefit or payment shall become the sole property of the Company and the Company may set-of such amount from any sums due to the Employee.

4.5.	To immediately and without delay inform the Direct Manager of any affairs and/or matters that might constitute a conflict of interest with Employee’s Position and/or employment with Company.

4.6.	Not to assume employment obligations unrelated to the Company (and/or any subsidiary and/or parent company of Company) and/or be retained as a consultant or advisor or contractor (whether or not compensated therefore) by or to any other business or entity other than with the prior written approval of Company and in accordance with the terms and conditions of such approval.

4.7.	Not to use any trade secrets or proprietary information in such a manner that may breach any confidentiality and/or other obligation Employee may have undertaken relating to any former employer(s) and/or any third party.

4.8.	The Employee acknowledges and agrees of his/her own free will that personal information related to him/her and the Employee’s terms of employment at the Company, as shall be received and held by the Company will be held and managed by the Company, and that the Company shall be entitled to transfer such information to third parties, in Israel or abroad. The information will be collected, retained, used, and transferred for legitimate business purposes and to the reasonable and necessary scope only, including: human resources management, business management and customer relations, assessment of potential transactions (including mergers and IPO) and relating to such transactions, compliance with law and other requests and requirements from government authorities and audit, compliance checks and internal investigations.

5.	Compensation

5.1.	Subject to and in consideration of Employee’s fulfillment of his/her obligations in pursuance of this Agreement, Company shall pay Employee a base monthly gross salary of 37,600 NIS (the “Base Salary”).

5.2.	Since Employee may be required to work outside of regular working hours and outside of regular working days, the Company agrees to pay to Employee during the term of this Agreement a gross payment of 9,400 NIS per month (the “Overtime Payment”) on account of an average of 36 overtime hours and/or working through irregular days and hours per month (the “Quota”). The Base Salary and the Overtime Payment together shall constitute the “Salary” for purposes of this Agreement. In this respect, it is clarified that the Company does not wish that the Employee shall perform work on irregular days and hours, including overtime, beyond the Quota. The Employee acknowledges and agrees that unless he obtains his/her supervisor’s prior written approval, the Employee shall not work more than said Quota. The Employee shall not be entitled to any additional compensation with respect to unauthorized work hours that exceed the monthly working hours mentioned above.

5.3.	The Salary and social benefits, as set forth below, includes any and all payments, which the Employee is entitled to receive from the Company under any applicable law, regulation, or agreement. The Salary shall be payable by no later than the ninth (9th) day of the consecutive calendar month following the calendar month of employment to which the payment relates. Any payment or benefit under this Agreement (including any bonuses or the like), other than the Salary, shall not be considered as a salary for any purpose whatsoever, and the Employee shall not maintain or claim otherwise.

5.4.	Israeli income tax and other applicable withholdings with respect to the Salary shall be deducted from the Salary by the Company at source. The Salary shall serve as the basis for deductions and contributions to Pension Scheme and study fund (keren hishtalmut) pursuant to Section 7 and for the calculation of all social benefits.

5.5.	If the Company notifies Employee of intention to terminate this Agreement (not Termination for Cause, as defined herein) three months or more following the Commencement Date, it shall pay Employee severance pay equal to three Salaries if notice was provided up to one year from the Commencement Date, or six Salaries thereafter. If Employee notifies the Company of his intention to terminate this Agreement three months of more following the Commencement Date, the Company shall pay Employee severance pay equal to one and one half Salaries if notice was provided up to one year from the Commencement Date, or three Salaries thereafter.

5.6.	Annual Bonus

Employee shall be eligible for an annual bonus of up to six (6) Salaries subject to his achievement of milestones as determined by the Company’s Board of Directors and in accordance with the Company’s Compensation Policy.

In case of termination of employment prior to year ended, either due to resignation or dismissal (other than Termination for Cause, as defined herein), the Employee may be entitled to a partial annual bonus with respect to the period the Executive actually worked through such relevant year all in accordance with the Compensation Policy, as determined by the Company’s Board of Directors.

For avoidance of any doubt, the annual bonus shall not be deemed as part of the Salary for any purpose and intent, including not for pension scheme and severance pay.

6.	Employee Stock Option Plan

6.1.	Without derogating from and in addition to the Salary set forth in Section 5 above, the Company will grant the Employee options (the “Options”) to purchase 500,000 ordinary shares of the Company. The Options shall be granted pursuant to the MeaTech 3D Employee Stock Option Plan (the “Plan”).

The terms of the Options, including the exercise price, shall be as provided for in an option agreement, in the form as shall be approved by the Company’s board of directors, to be executed by the Company and the Employee. Employee undertakes to execute any and all documents as may be reasonably required by the Company in connection with the Options as a prerequisite to the grant of the Options.

7.	Social benefits

7.1.	Pension Scheme

The Company encourages the Employee to tailor a pension scheme, a Managers’ Insurance Policy (the “Policy”) and/or Pension Fund (the “Pension Fund”) and/or alike, or a combination of plans that best suit the Employee’s anticipated future needs (the “Pension Scheme”). Therefore, the Employee shall be entitled to a pension arrangement in accordance with his/her choice (the contributions shall commence following completion of three months of the Employee’s employment at the Company with retroactive effect as of the Commencement Date). For the avoidance of doubt, in the event the Employee elects to combine plans, the contributions percentages will relate to such portion of Salary (including the Overtime Payment) that the Employee has allocated towards each benefit plan as follows:

7.1.1.	The contributions by Company shall be as follows: 8.33% of the Salary towards severance pay (the “Severance Contribution”) and 6.5% of the Salary towards pension component at the Pension Scheme. In addition, in case of a Policy (i.e. Managers’ Insurance Policy), such pension allocations shall include a contribution for work disability insurance, in an amount required to insure 75% of the Salary, with pension contributions at an amount of no less than 5% of the Salary. Notwithstanding the above, should it be necessary to increase allocations under this subsection beyond said 6.5% of the Salary due to the cost of work disability insurance, then the Company’s allocations for work disability insurance and the Pension Scheme, shall together, under no circumstances, exceed 7.5% of the Salary.

7.1.2.	In addition, Employee shall contribute, and for that purpose he/she hereby irrevocably authorizes and instructs Company to deduct from his/her Salary at source, an aggregate monthly amount of 6% (and up to 7% according to the Employee’s request) of the Salary towards the Pension Scheme as Employee’s premium.

7.1.3.	In the event the Employee does not inform the Company of the pension scheme of his/her choice, the Company shall execute the contributions as described above to one of the “default pension funds” determined by the Capital Market, Insurance, and Savings Department of the Ministry of Finance.

7.1.4.	Company and Employee respectively declare and covenant that, as evidenced by their respective signatures, they hereby undertake to be bound by the general settlement authorized as pertaining to Company’s payment to the benefit of pension funds and insurance funds, in place and in lieu of severance payment, pursuant to Section 14 of the Severance Payment Act (1963), attached hereto as Exhibit A and in accordance with Sections 7 and 9 to the Extension Order General Insurance Pension In The Israeli Market (“Section 14 Arrangement”).

7.1.5.	The Employee agrees and acknowledges that the Company’s Severance Contribution in accordance with the foregoing, shall be in lieu of 100% of the severance payment to which the Employee (or his/her beneficiaries) shall be entitled with respect to the Salary and the contributions were made and for the period in which they were made, pursuant to Section 14 Arrangement. Further to this Section 7, Company waives in advance any right, which it may have to a refund of funds from its Severance Contribution payments, unless the Employee’s right to severance pay has been revoked by a judgment by virtue of Sections 16 or 17 of the Severance Payment Law (1963), and to the extent so revoked and/or the Employee has withdrawn monies from the Pension Fund or Insurance Fund (both as defined in Exhibit A) other than by reason of an entitling event; in such regard “Entitling Event” means death, disability or retirement at after the age of 60.

7.1.6.	The Employee shall be responsible for any tax imposed on him/her in connection with the above plans or insurance policies or in connection with the Company’s contributions thereto.

7.2.	Study Fund

7.2.1.	Company shall contribute an aggregate monthly amount up to 7.5% of the Salary towards a study fund (Keren Hishtalmut) (the “Study Fund”).

7.2.2.	Employee shall contribute, and for that purpose, Employee hereby irrevocably authorizes and instructs Company to deduct from the Salary at source, an aggregate monthly amount equal to 2.5% of the Salary as Employee’s participation in such Study Fund.

7.2.3.	Company shall bear any and all taxes applicable in connection with amounts payable by Employee and/or Company to the Study Fund pursuant to this Section 7.2, including any tax which may apply due to contributions exceeding the tax-exempt limit.

7.3.	Vacation

Employee shall be entitled to 24 days of annual leave. Scheduling of vacation days shall be made with the Direct Manager. The Employee may accumulate his/her annual leave days up to 150% of the Employee’s annual vacation quota (the “Maximum Accumulated Quota”). In case the Company schedules a forced vacation, the Company shall make reasonable efforts to let the Employee know regarding such forced vacation prior to the forced vacation, within a reasonable time frame, at the Company’s sole discretion. In no case, such efforts are be deemed to be binding and they are based on the Company’s good will and business order. Any amounts exceeding such Maximum Quota shall be cancelled by the Company and will not be redeemable in any event.

7.4.	Sick Leave

Employee shall be entitled to sick leave in accordance with applicable law, subject to the presentation of appropriate medical records, such that from the first day onward the Employee is to be paid a regular wage, as if he/she were not absent from work. Unused sick leave may not be redeemed, except as required by law.

7.5.	Recreation Pay

Employee shall be entitled to annual recreation pay (Dmey Havra’a) in an amount to be determined in accordance with Israeli regulations as in effect from time to time with respect to such pay.

7.6.	Transportation Expenses.

In addition to the Salary, the Company shall reimburse the Employee for transportation expenses from Employee’s home to his/her work and back in the amount of 5,000 NIS per each month.

8.	Confidentiality, Non-Solicitation, Non-Competition, and Assignment of Inventions Undertaking

Employee shall execute and deliver the Confidentiality, Non-Solicitation, Non-Competition, and Assignment of Inventions Undertaking annexed as Exhibit B to this Agreement, which shall constitute an indivisible and integral part hereof, and which shall apply, in accordance with its terms and to the Term.

9.	Termination

9.1.	This Agreement may be terminated by either party at any time by giving the other party hereto six months’ prior written notice of such termination (the “Notice Period”).

9.2.	In the event that a Termination Notice is delivered by either party hereto, the following shall apply:

9.2.1.	During the Notice Period, Employee shall be obligated to continue to discharge and perform all of his/her duties and obligations with Company and to take all steps, satisfactory to Company, to ensure the orderly transition to any persons designated by Company of all matters handled by Employee during the course of his/her employment with Company.

9.2.2.	Notwithstanding the provisions of Section 9.2.1 above to the contrary, the Company shall be entitled, but not obligated, at any time prior to the expiration of the Notice Period, at its sole discretion: (i) to waive the Employee’s actual work during the Notice Period, or to reduce the scope of the Employee’s work hours, while continuing to pay the Employee his/her regular payments and benefits until the completion of the Notice Period; or (ii) terminate this Employment Agreement and the employment relationship, at any time prior to the expiration of the Notice Period, and pay a cash equivalent to his/her Salary for the remainder of the Notice Period as a payment in lieu of prior notice in accordance with the law.

9.3.	The provisions of Sections 9.1 and 9.2 above notwithstanding, Company, by furnishing a notice to Employee, shall be entitled to terminate his/her employment with Company with immediate effect, where said termination is a Termination for Cause. In the event of such termination, this Agreement shall be deemed effectively terminated as of the time of delivery of such notice, and without derogating from the rights of Company under this Agreement and/or any applicable law, Employee shall not be entitled to any of the consideration specified in Section 9.1 above and in the event of the occurrence of the circumstances set forth in Section 7.1.7 above, Employee shall not be entitled to the Company’s contributions to the severance component in the Pension Scheme.

9.4.	As used in this Agreement, the term “Termination for Cause” shall mean termination by Company of Employee’s employment with Company under one of the following circumstances (a) Employee is found guilty of a criminal offense of moral turpitude; (b) Employee causes harm to the Company’s business affairs or breaches his duty of trust or fiduciary duties to the Company or its affiliates; (c) Employee breaches the confidentiality, non-competition, non-solicitation and protection of intellectual property provisions of this Agreement,; or (d) Employee has intentionally failed, or willfully refused without reasonable reason, to perform his/her duties under this employment agreement, provided, however, that with respect to a breach which is not material, only to the extent that such breach was not cured within seven days following notice by the Company to the Employee requiring remedy of such breach or (e) involvement in severe disciplinary offense or in the event that Employee is not eligible to severance pay under the provisions of the Severance Pay Law, 1963.

9.5.	Upon termination of Employee’s employment with Company for any reason whatsoever, or at such other time as directed by the Company, Employee affirms and undertakes to (i) transfer his/her Position to his/her replacement, as shall be determined by Company, during the Notice Period in an efficient, complete, appropriate and orderly manner, (ii) return to Company’s office all information, equipment or documentation (including all passwords, write-protect codes and similar access codes used in the context of his/her work), in any media and other property belonging to the Company which was given to him/her by the Company in connection with his/her employment (collectively: the “Company Equipment”) and Employee shall have no rights to lien with respect to said Company’s Equipment, and (iii) fulfill his/her obligations under Section 1.4.4 of Exhibit B.

10.	General Provisions

10.1.	The Employee and the Company undertake to keep the contents of this Agreement confidential and not to disclose the existence or contents of this Agreement to any third party without the prior written consent of the Company or the Employee, as applicable, except to legal counsel, auditor or bookkeeper to the Parties and unless such disclosure is required under any applicable law, and provided, however, that the Company may disclose the existence of this Agreement or contents thereof without the prior consent of the Employee, in connection with any contemplated investment in the Company.

10.2.	Company may assign or transfer this Agreement, or any right, claim or obligation provided herein, provided however that none of Employee’s rights under this Agreement are thereby diminished. Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Employee.

10.3.	Company shall withhold, or charge Employee with, all taxes and other compulsory payments as required under applicable law with respect to all payments, benefits and/or other compensation paid to Employee in connection with his/her employment with Company.

10.4.	Company’s failure or delay in enforcing any of the provisions of this Agreement shall not, in any way, be construed as a waiver of any such provisions, or prevent Company thereafter from enforcing each and every other provision of this Agreement which were previously not enforced.

10.5.	The provisions of this Agreement shall, where possible, be interpreted in a manner necessary to sustain their legality and enforceability. Without derogating from the foregoing, in the event that any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect due to the fact that it is over-broad or insufficiently limited in time, geography or else, the parties hereby authorize, to the maximum extent legally permissible, the tribunal interpreting such provision(s) to replace the invalid, illegal or unenforceable provision(s) with valid provision(s) the effect of which come as close as possible to that of the invalid, illegal or unenforceable provision(s). The validity, legality and enforceability of the remaining provisions contained herein shall in no way be affected or impaired as a result of any provision contained in this Agreement being held invalid, illegal or unenforceable in any respect.

10.6.	Notices given hereunder shall be in writing and shall be deemed to have been duly given on the date of personal delivery, on the date of proof of delivery if mailed by certified or registered mail, or on the date sent by facsimile upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt, addressed as set forth above or such other address as either party may designate to the other in accordance with the aforesaid procedure.

10.7.	This Agreement shall be interpreted and construed in accordance with the laws of the State of Israel. The parties submit to the exclusive jurisdiction of the competent courts of the State of Israel in any dispute related to this Agreement.

10.8.	This Agreement is personal, and the terms and conditions of the employment shall be solely as set forth herein. This Agreement, together with all exhibits thereto, constitutes the entire agreement of the parties hereto with respect to the subject matters hereof and supersedes all prior agreements and understandings between the parties with respect thereto, each of which is hereby terminated and annulled. Unless otherwise provided in this Agreement, the provisions of any collective agreement (“Heskem Kibutsi”), collective arrangement (“Hesder Kibutsi”) or other custom of any kind shall not apply.

10.9.	Captions and paragraph headings used in this Agreement are for convenience purposes only and shall not be used for the interpretation thereof. Words in the masculine gender shall include the feminine and vice versa.

10.10.	This Agreement is subject to all the applicable approvals according to applicable law, if any.

10.11.	This Agreement shall be deemed due notification regarding the Employee’s employment terms in accordance with the provisions of the Notice to Employee and to Candidate (Employment Terms and Screening and Acceptance to Work Proceedings) Law, 2002 and the regulations thereunder.

IN WITNESS WHEREOF, the parties hereto have hereby duly executed this Agreement on the day and year first set forth above.

/s/ Omri Schanin		/s/ Arik Kaufman

MeaTech 3D Ltd.		Employee

By:	Omri Schanin
Title:	Deputy CEO

/s/ Guy Hefer
By:	Guy Hefer
Title:	CFO

EXHIBIT A - GENERAL APPROVAL REGARDING PAYMENTS BY EMPLOYERS TO A PENSION FUND AND INSURANCE FUND IN LIEU OF SEVERANCE PAY

By virtue of my power under section 14 of the Severance Pay Law, 1963 (hereinafter: the “Law”), I certify that payments made by an employer commencing from the date of the publication of this approval publication for his employee to a comprehensive pension benefit fund that is not an insurance fund within the meaning thereof in the Income Tax (Rules for the Approval and Conduct of Benefit Funds) Regulations, 1964 (hereinafter: the “Pension Fund”) or to managers insurance including the possibility of an insurance pension fund or a combination of payments to an annuity fund and to a non-annuity fund (hereinafter: the “Insurance Fund), including payments made by him by a combination of payments to a Pension Fund and an Insurance Fund, whether or not the Insurance Fund has an annuity fund (hereinafter: the “Employer’s Payments), shall be made in lieu of the severance pay due to the said employee in respect of the salary from which the said payments were made and for the period they were paid (hereinafter: the “Exempt Salary”), provided that all the following conditions are fulfilled:

1.	The Employer’s Payments -

(a)	To the Pension Fund are not less than 14 1/3% of the Exempt Salary or 12% of the Exempt Salary if the employer pays for his employee in addition thereto also payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 2 1/3% of the Exempt Salary. In the event the employer has not paid an addition to the said 12%, his payments shall be only in lieu of 72% of the employee’s severance pay;

(b)	To the Insurance Fund are not less than one of the following:

(i)	13 1/3% of the Exempt Salary, if the employer pays for his employee in addition thereto also payments to secure monthly income in the event of disability, in a plan approved by the Commissioner of the Capital Market, Insurance and Savings Department of the Ministry of Finance, in an amount required to secure at least 75% of the Exempt Salary or in an amount of 2 1/2% of the Exempt Salary, the lower of the two (hereinafter: “Disability Insurance”);

(ii)	11% of the Exempt Salary, if the employer paid, in addition, a payment to the Disability Insurance, and in such case the Employer’s Payments shall only replace 72% of the Employee’s severance pay; In the event the employer has paid in addition to the foregoing payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 2 1/3% of the Exempt Salary, the Employer’s Payments shall replace 100% of the employee’s severance pay.

(2)	No later than three months from the commencement of the Employer’s Payments, a written agreement is executed between the employer and the employee in which -

(a)	The employee has agreed to the arrangement pursuant to this approval in a text specifying the Employer’s Payments, the Pension Fund and Insurance Fund, as the case may be; the said agreement shall also include the text of this approval;

(b)	The employer waives in advance any right, which it may have to a refund of monies from his payments, unless the employee’s right to severance pay has been revoked by a judgment by virtue of Section 16 and 17 of the Law, and to the extent so revoked and/or the employee has withdrawn monies from the Pension Fund or Insurance Fund other than by reason of an entitling event; in such regard “Entitling Event” means death, disability or retirement at after the age of 60.

(3)	This approval is not such as to derogate from the employee’s right to severance pay pursuant to any law, collective agreement, extension order or employment agreement, in respect of salary over and above the Exempt Salary.

/s/ Omri Schanin	/s/ Guy Hefer	/s/ Arik Kaufman
Omri Schanin Employer	Guy Hefer	Employee

EXHIBIT B - CONFIDENTIALITY, NON-COMPETITION, NON-SOLICITATION, AND ASSIGNMENT OF INVENTIONS UNDERTAKING (THE “UNDERTAKING”)

This undertaking is an Exhibit B to the Employment Agreement dated March 15th, 2022 by and between Arik Kaufman, I.D. Number 037336807 residing at 123 HaHadarim St., Even Yehuda 4051390, Israel (the “Employee”) and MeaTech 3D Ltd. (the “Employment Agreement”)

The Employee warrants and undertakes that during his/her relationship with the Company and thereafter, he/she shall maintain in complete confidence any matters that relate to the Company (together with its Affiliates shall be defined as the “Company), its affairs or business, including regarding the terms and conditions of his/her employment, and that he/she shall not harm its goodwill or reputation, and he/she agrees to the provisions of the confidentiality, non-competition, non-solicitation and intellectual property clauses as specified below.

For avoidance of any doubt, it is hereby clarified that the Employee’s obligations and representations and the Company’s rights under this Undertaking shall apply retroactively as of the commencement of the parties’ engagement, regardless of the date of execution of this Undertaking.

The Employee’s obligations pursuant to this Undertaking derive from his/her status and his/her position in the Company, along with all matters connected therewith, and the terms and conditions of the Employee’s employment pursuant to the Employment Agreement, including his/her compensation and benefits, have been determined in part, inter alia, in consideration of this undertaking and constitute sufficient consideration for his/her obligations hereunder.

1. Confidentiality

1.1	The Employee undertakes to maintain the Confidential Information (as defined below) of the Company during the term of his/her engagement with the Company and after the termination of such, for any reason.

1.2	Without derogating from the generality of the foregoing, the Employee hereby agrees that he/she shall not, directly or indirectly, disclose or transfer to any person or entity, at any time, either during or subsequent to his/her engagement with the Company, any trade secrets or other confidential information, whether patentable or not, of the Company, including but not limited to, any (i) processes, formulas, trade secrets, innovations, inventions, discoveries, improvements, research or development and test results, survey, specifications, data and know-how; (ii) marketing plans, business plans, strategies, forecasts, unpublished financial information, budgets, projections, product plans and pricing; (iii) personnel information, including organizational structure, salary, and qualifications of employees; (iv) customer and supplier information, including identities, product sales and purchase history or forecasts and agreements; and (v) any other information which is not known to the public (collectively, “Confidential Information”), of which the Employee is or becomes informed or aware during his/her engagement period with the Company, whether or not developed by the Employee.

1.3	The Employee undertakes not to directly or indirectly give or transfer, directly or indirectly, to any person or entity, any material, raw material, product, part of a product, model, document or other information storage media, or any photocopied, printed or duplicated object containing any or all of the Confidential Information.

1.4	The Employee acknowledges that the Company may receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of the Employee’s relationship with the Company, and thereafter, the Employee will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except solely for the purpose of and in connection with his/her work for the Company, Third Party Information unless expressly authorized by the Company in writing.

1.5	During the Employee’s relationship with the Company the Employee shall not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom the Employee has an obligation of confidentiality, and the Employee did not and will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom he/she has an obligation of confidentiality unless consented to in writing by that former employer or person.

1.6	In the event the Employee is in breach of any of his/her above obligations, he/she shall be liable to compensate the Company in respect of all damages or expenses incurred by the Company as a result of such breach, including trial costs and legal fees and statutory VAT, without derogating from any other relief or remedy available to the Company by virtue of any law.

2.	Non-Competition/ Non-Solicitation

In order to enable the Company to effectively protect the Company’s Major Assets (as defined below), and Confidential Information (which the Employee will be exposed to and it constitutes the essence of the Company’s protected business and commercial advantage in which significant capital investments were made), the Employee hereby undertakes that during the period of his/her engagement with the Company and for a period of six (6) months following termination of his/her engagement with the Company, for any reason:

2.1	he shall not, anywhere in the world, do business, as an employee, independent contractor, consultant or otherwise, and shall not directly or indirectly participate in or accept any position, proposal or job offer that may directly or indirectly compete with or harm the Company, or in the field in which the Company engages, is engaged or is anticipated to be engaged (the “Competitive Occupation”).

2.2	Without derogating from the generality of the foregoing, the Employee undertakes not to maintain any business relations of any type whatsoever, including a proposal to conduct business relations, directly or indirectly, with any of the Company’s customers, suppliers or agents, including customers, suppliers or agents with whom the Company conducted negotiations towards an agreement at the time of the termination of his/her employment with the Company or prior thereto.

2.3	In addition, the Employee undertakes that during the period of his/her engagement with the Company and for a period of twelve (12) months following termination of his/her engagement with the Company, for any reason, not to approach, solicit or recruit any employee of the Company or any consultant, service provider, agent, distributor, customer or supplier of the Company, to terminate, reduce or modify the scope of such person’s engagement with the Company.

2.4	The foregoing shall apply irrespective of whether the Competitive Occupation is carried out by the Employee alone or in cooperation with others and shall apply to the participation of the Employee in a Competitive Occupation, whether as a controlling shareholder or as an interested party.

3	Intellectual Property, Copyright and Patents

3.1	The Employee hereby acknowledges and agrees that the Company exclusively owns and shall own all right, title and interest in and to any work, products, processes, materials, inventions, texts, algorithms, designs, sketches, ideas or discoveries, all derivatives, enhancements or improvements thereof and any and all Intellectual Property Rights associated therewith, created, conceived made or discovered by the Employee (whether solely or jointly with others) during the term of employment; or in connection therewith; or in connection with the Company, its business (actual or contemplated), products, technology or know how (“Company IPR”). “Intellectual Property Rights” means all worldwide (a) patents, patent applications, designs and patent rights; (b) rights associated with works of authorship, including, but not limited to, copyrights, copyrights applications, copyrights restrictions, mask work rights, mask work applications and mask work registrations; (c) rights relating to the protection of trade secrets and confidential information; (d) moral rights, trademarks, service marks, logos, domain names, trade dress and goodwill; (e) rights analogous to those set forth herein and any other proprietary rights relating to intangible property including ideas; and (f) divisions, continuations, renewals, reissues and extensions of the foregoing (as applicable) now existing or hereafter filed, issued, or acquired.

3.2	The Employee acknowledges and agrees that all Company IPR and all modifications, derivatives and enhancements thereof belong to, and shall be the sole property of, the Company (or its designees) upon creation thereof. The Employee hereby irrevocably assigns to the Company or its designee and shall assign all right, title and interest the Employee may have or may acquire in and to Company IPR upon its creation. The Employee acknowledges and agrees that no rights relating to any Company IPR are reserved to Employee.

The Employee will assist the Company, upon Company’s first request, to obtain, and from time to time enforce, any Company IPR worldwide, including without limitation, executing, verifying and delivering such documents and performing such other acts as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Company IPR. Such obligation shall remain in effect beyond the termination of the Employee’s relationship with the Company, all for no additional consideration, provided that Employee shall not be required to bear any expenses as a result of such assignment. In the event the Company is unable for any reason, after reasonable effort, to secure Employee’s signature on any document required, Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as its agent and attorney in fact to act for and on its behalf to further the above purposes.

3.3	The Employee irrevocably confirms that the consideration explicitly set forth in the employment agreement between the Employee and the Company is inclusive of any and all rights for compensation that may arise in connection with the Company IPR under applicable law and the Employee irrevocably waives any legal right he/she may have in connection with the Company IPR, including without limitation any right, moral rights or right to claim royalties or any other additional consideration from the Company with regard to the assigned Company IPR, including without limitation, in respect of Section 134 of the Patent Law 5727-1967 or other applicable laws. The foregoing waiver relates to any claims or demands whatsoever, whether in the present, past or future, and whether under contract or other legal or equitable theory.

3.4	The Employee represents and warrants that upon execution hereof, he/she has not created and does not have any right, title or interest in and to any Intellectual Property Rights related, similar to and/or required for Company’s business, products or Intellectual Property Rights (“Prior Inventions”). The Employee undertakes not to incorporate any Prior Inventions or third party’s Intellectual Property Rights (including of a former employer) in any Company IPR.

3.5	The Employee undertakes to immediately inform and deliver IN WRITING to the Company, written notice of any Company IPR conceived or invented by him or personnel of the Company or its successors who are subordinate to him, immediately upon the discovery thereof.

3.6	The Employee’s obligations pursuant to this Section 3 shall survive the termination of his/her employment with the Company or its successors and assigns with respect to inventions conceived by him during the term of his/her employment or as a result of his/her employment with the Company.

4.	General

The Employee confirms that he/she has carefully reviewed the provisions of this Undertaking, fully understand the consequences thereof and have assessed the respective advantages and disadvantages to me of subscribing to this Undertaking and, specifically, his/her undertaking relating to non-compete and non-solicitation, and acknowledges and agrees that:

4.1	Employee’s obligations according to this Undertaking including relating to non-competition and non-solicitation are necessary and essential to protect the business and the Company’s sensitive and valuable proprietary information, property (including, intellectual property) and technologies, as well as its goodwill and business plans (the “Company’s Major Assets”) and to realize and derive all the benefits, rights and expectations of conducting Company’s business, and that the scope and duration of such obligations and the other protective covenants contained herein are fair, reasonable and proportional in all aspects, especially in light of the nature of the business in which the Company is engaged, the Employee’s knowledge of the Company’s business, his/her position, Employee’s exposure to confidential information and the compensation and benefits to which Employee is entitled under the Agreement (which constitutes, among others, good and valuable consideration for his/her agreement to be bound by such covenants and such compensation and benefits were determined, inter alia, in consideration for his/her obligations under this Undertaking).

4.2	Breach of any obligation under this Undertaking shall contradict the nature of the special trust and relationship of loyalty between the parties, the fair and proper business practices, the duty of good faith and fairness between the parties, shall harm the Company, shall constitute a material breach of the Agreement, and may harm the trade secrets, confidential connections, confidential information and other privileged interests of the Company.

4.3	Employee’s obligations under this Undertaking do not prevent him/her from developing his/her general knowledge and professional expertise in the area of his business, with regard to those who are not customers, contractors and/or employees of the Company and without usurping its trade secrets and its confidential information.

4.4	Notwithstanding anything contained herein to the contrary, if the period of time or the geographical area specified herein should be determined to be unreasonable in any judicial proceeding, then the period of time and area of the restriction shall be reduced so that this Undertaking may be enforced in such area and during such period of time as shall be determined to be reasonable by such judicial proceeding.

4.5	This Undertaking and all rights and duties of the parties hereunder shall be exclusively governed by and interpreted in accordance with the laws of the State of Israel. The competent courts of the State of Israel, Tel Aviv Jaffa district, shall have the exclusive jurisdiction over the parties with regard to this Undertaking, its execution, interpretation and performance.

4.6	Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Employment Agreement.

4.7	This Undertaking is the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior understandings, agreements and discussions between them, oral or written.

I, Arik Kaufman, HAVE READ THIS UNDERTAKING CAREFULLY AND UNDERSTAND ITS TERMS.

ACCEPTED AND AGREED TO:

/s/ Arik Kaufman	Date: ______________

AMENDMENT NO. 1

DATED APRIL 5, 2022

TO EMPLOYMENT AGREEMENT

Whereas	MeaTech 3D Ltd. (the “Company”) and Arik Kaufman (the “Employee”, and together with the Company, the “Parties”) entered into an Employment Agreement as of March 15, 2022 (the “Agreement”); and

Whereas	The Parties desire to mutually amend the Agreement.

The Parties declare, undertake and stipulate as follows (all capitalised terms shall retain the meaning assigned to them in the Agreement):

1. Paragraph 7.6 of the Agreement will be replaced by the following paragraph:

Transportation Expenses.

Fort the duration of his employment, Company will pay Employee a monthly sum of 5,000 NIS for domestic transportation expenses (the “Transportation Expenses”). It is hereby agreed and understood that the Transportation Expenses shall not be deemed as an integral part of the Salary for any intent and purpose (including without limitation for the purpose of the Employee’s entitlement to severance pay and payments towards the Manager’s Policy Scheme and Education Fund).

Any applicable tax for the Transportation Expenses will be incurred by the Employer.

In witness thereof, the Parties have signed this Amendment:

COMPANY:	EMPLOYEE:

MEATECH 3D	Arik Kaufman

AMENDMENT NO. 2

DATED APRIL 20, 2023

TO EMPLOYMENT AGREEMENT

Whereas	Steakholder Foods Ltd. (the “Company”) and Arik Kaufman (the “Employee”, and together with the Company, the “Parties”) entered into an Employment Agreement as of March 15, 2022, as amended on April 5, 2022 (the “Agreement”); and

Whereas	The Parties desire to mutually amend the Agreement.

The Parties declare, undertake and stipulate as follows (all capitalised terms shall retain the meaning assigned to them in the Agreement):

A. Paragraphs 5.1-5.2 of the Agreement will be replaced by the following paragraphs:

5.1 Subject to and in consideration of Employee’s fulfillment of his/her obligations in pursuance of this Agreement, Company shall pay Employee a base monthly salary, the employer cost of which to the Company shall equal USD 27,600 (the “Base Salary”), to be increased by an amount of 7% on January 24 of each year subsequent to the date hereof, for a period of three years.

5.2 Since Employee may be required to work outside of regular working hours and outside of regular working days, the Company agrees to pay to Employee during the term of this Agreement a gross payment, the employer cost of which to the Company shall equal USD 6,900 per month (the “Overtime Payment”), to be increased by an amount of 7% on January 24 of each year subsequent to the date hereof, for a period of three years, on account of an average of 36 overtime hours and/or working through irregular days and hours per month (the “Quota”). The Base Salary and the Overtime Payment together shall constitute the “Salary” for purposes of this Agreement. In this respect, it is clarified that the Company does not wish that the Employee shall perform work on irregular days and hours, including overtime, beyond the Quota. The Employee acknowledges and agrees that unless he obtains his/her supervisor’s prior written approval, the Employee shall not work more than said Quota. The Employee shall not be entitled to any additional compensation with respect to unauthorized work hours that exceed the monthly working hours mentioned above.

B. Paragraph 5.6 of the Agreement will be replaced by the following paragraphs:

5.6	Annual Bonus

Employee shall be eligible for an annual bonus of up to $113,000 subject to his achievement of milestones as determined by the Company’s Board of Directors and the subjective evaluation of the Board of Directors, and in accordance with the Company’s Compensation Policy.

In case of termination of employment prior to year ended, either due to resignation or dismissal (other than Termination for Cause, as defined herein), the Employee may be entitled to a partial annual bonus with respect to the period the Executive actually worked through such relevant year all in accordance with the Compensation Policy, as determined by the Company’s Board of Directors.

For avoidance of any doubt, the annual bonus shall not be deemed as part of the Salary for any purpose and intent, including not for pension scheme and severance pay.

In witness thereof, the Parties have signed this Amendment:

COMPANY:	EMPLOYEE:

/s/ Yaron Kaiser	/s/ Arik Kaufman

Steakholder Foods Ltd.	Arik Kaufman